UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company Corporate Taxpayer’s ID No. 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (Bradesco) informs to its shareholders and the market in general that have signed with Banco J.P. Morgan S.A. (J.P. Morgan) an agreement for joint efforts to facilitate the potential transfer in the provision of local services to Private Banking clients of J.P. Morgan who choose to migrate to Bradesco.

J.P. Morgan will continue serving its clients in Brazil as a Global Bank with the same quality as ever, providing a platform for products and services abroad that only one of the largest global banks has to offer.

The referral agreement celebrated with Bradesco is aligned with the objective of J.P. Morgan to ensure its customers’ continuity and excellence of the services currently provided.

Bradesco has a wide and solid local platform of private banking, as the 2nd largest player in this segment in the country according to ANBIMA – Brazilian Association of Entities of the Financial and Capital Markets, with more than R$300 billion in assets under management, more than15 thousand clients and approximately 450 dedicated staff members.

The customers who opt for migration to Bradesco Private Bank will have access to a wide range of products and services, including guidance on succession and foreign exchange, advice on non-financial assets, and structured transactions. This vast portfolio, combined with expertise, performance and robustness are credentials that demonstrate its ability to provide these services to current J.P. Morgan customers in their local needs.

Bradesco has a strong local capacity for the management of investment and relationship strategies, allowing it to meet the needs of the most demanding clients in a comprehensive manner.

Bradesco will act to enable an organized transition for the benefit of the clients. The institutions will act jointly to communicate the transfer process to customers, clarify any doubts and obtain the necessary approvals of those who opt for the migration of their portfolios to Bradesco, emphasizing that the agreement mentioned here does not provide for a shareholding transfer between Bradesco and J.P. Morgan.

Bradesco reinforces the commitment to continue providing high-quality services to its customers.

Cidade de Deus, Osasco, SP, August 31, 2020

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 1, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.